January 20, 2011

Mr. Jeffrey Riedler

Assistant Director
Division of Corporation Finance

United States Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE

Washington, D.C.  20549

Re:  File Number 001-02189

Dear Mr. Riedler:

In reply to your letter of January 6, 2011, we have enclosed our response in the attachment to this letter.

This letter confirms that Abbott will disclose in its next proxy statement the Compensation Committee’s evaluation of each goal for each named executive officer.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman Executive Vice President, Finance and Chief Financial Officer Enclosure

Abbott Laboratories

Form 10-K for Fiscal Year ended December 31, 2009

Filed March 15, 2010

File No. 001-02189

Definitive Proxy Statement of Schedule 14A filed March 15, 2010

Executive Compensation

Compensation Discussion and Analysis

Compensation Components

Performance-Based Annual Cash Incentives, page 14

1.              Your revised disclosure for 2009 compensation provided in response to the prior comment omits various corporate and individual goals for each named executive officer that appear to be material to your compensation process.  Please provide draft disclosure of your 2010 compensation that discloses and describes all of the corporate and individual goals for each named executive officer.  If you believe that one or more of the goals that was established and communicated to your named executive officers is not material, please provide a separate and detailed analysis for each goal which you believe is not material that supports your conclusion that such goal is not material to your compensation and the process by which you award compensation.  Please also confirm that you will disclose in your next proxy statement your Committee’s evaluation of each goal for each named executive officer.

Response:

Included on Annex A is a draft disclosure describing all of the 2010 corporate and individual goals for each named executive officer based on Abbott’s expectations and consistent with the Committee’s past practice.  We have divided the discussion into two parts.  The first part is a tabular description of the officers’ financial goals and results achieved.  The second part is a narrative discussion of the officers’ strategic and operational goals and results achieved.

As noted in our earlier correspondence with the Staff, the determination of Mr. White’s bonus is not formulaic.  Consistent with its customary practice, we anticipate that in 2011 the Committee will also consider the Company’s performance during 2010 in light of the overall economic, business, regulatory and competitive environment, and in light of the relative performance of its direct competitors in the health care industry.  As part of that process, the Committee is provided with background information, including information about the performance of certain Abbott divisions.  However, such information will not include any goals that will be taken into account by the Committee in determining Mr. White’s bonus for 2010.

Annex A

2010 Financial and Other Goals

Financial Goals

Name	Goal and Expected Result	Results Achieved
Miles D. White

A. Adjusted Diluted EPS of $4.11
B. Sales of $36.62BN
C. Adjusted Earnings Before Taxes of 7.67BN
D. Adjusted Return on Assets of 14.5%
E. Adjusted Return on Equity of 25.9%
F. Operating Cash Flow of $7.4BN

TBD — Feb 2011 Comp Committee Meeting
Thomas C. Freyman	A. Adjusted Diluted EPS of $4.11 B. Adjusted Return on Assets of 14.5% C. Adjusted Return on Equity of 25.9% D. Operating Cash Flow of $7.4BN E. Maintain debt ratings	TBD — Feb 2011 Comp Committee Meeting
Richard A. Gonzalez	A. Adjusted Diluted EPS of $4.11 B. Achieve PPG Net Sales of $18,183MM C. Achieve PPG Division Margin of 6,766MM D. Deliver 2010 acquisition-related sales of $2,899MM and associated margin	TBD — Feb 2011 Comp Committee Meeting
Laura J. Schumacher	A. Adjusted Diluted EPS of $4.11	TBD — Feb 2011 Comp Committee Meeting
James V. Mazzo	A. Adjusted Diluted EPS of $4.11 B. Net Sales $1,136.4 MM C. Division Margin $127.7 MM D. Quarterly Division Margin target per Plan E. Achieve Plan Gross Margin for AMO	TBD — Feb 2011 Comp Committee Meeting

Other Goals

Miles D. White:

Achieve strategic objectives for proprietary pharmaceutical business, including proprietary pipeline activities and infrastructure enhancements; develop and execute strategies relating to emerging markets, including establishment of organizational structure and management team; ensure successful integration of prior acquisition targets; capitalize on key strategic initiatives to develop non-pharmaceutical businesses; execute investor relations strategies to enhance shareholder value; involvement in external and civic engagements; development of key senior management talent.

Results: TBD — Feb 2011 Comp Committee Meeting

Thomas C. Freyman:

Manage Solvay acquisition financing and integration; based on cash flow analysis, and rating agency guidelines, define financing structure over the long-range plan timeframe; complete key milestones for ERP systems program; support appropriate valuation of the Company given growth prospects through investor relations activities.

Results: TBD — Feb 2011 Comp Committee Meeting

Laura J. Schumacher:

Execute legal strategies to manage key intellectual property and other litigation matters to minimize exposure to Company and enhance shareholder value; lead Company’s Licensing and Acquisitions group on key transactions designed to enhance the proprietary pharmaceutical pipeline, and expand the Medical products, Diagnostic and Nutrition groups; execute key compliance initiatives in the Company’s Office of Ethics and Compliance.

Results: TBD — Feb 2011 Comp Committee Meeting

Richard A. Gonzalez:

Prepare and execute Solvay integration plans; develop and implement a strategy to optimize the acquired Solvay portfolio; leverage mature products to create a unified Established Products Division; identify specific actions to improve gross margin over the long-range plan; create a consolidated Global Strategic Marketing & Services division; establish a partnership to source and manage products for emerging markets; execute strategy related to biologics; broadly advance pipeline by advancing development of products across all development stages; support development of key senior management future talent.

Results: TBD — Feb 2011 Comp Committee Meeting

James V. Mazzo:

Further development of ophthalmologic pipeline products; continue quality improvement initiatives; lead integration of Visiogen acquisition; develop strategic plans and intellectual property strategies for key product categories; strengthen AMO talent capabilities and culture advancement.

Results: TBD — Feb 2011 Comp Committee Meeting

Goal Performance and 2010 Compensation Decisions

The individual goals described above are determined at the beginning of the year as part of the Company’s annual performance and compensation planning process.  The Committee considers, both at the Company and individual level, achievement with respect to these goals, as well as the performance of the individual overall with respect to all matters not specifically defined in the pre-determined goals, including leadership competencies and other individual contributions to Company performance on a qualitative basis.  Additionally, the Committee may also consider unforeseen circumstances or developments (in the Company, marketplace, and/or the global economy) that may have affected performance.

For each participant, a target bonus is set as follows:

Base Salary * Target Bonus Percent = Target Bonus Amount

Actual bonuses were at, above or below the target based on a comprehensive review of individual and corporate performance by the Committee, and its independent compensation consultant.

To determine each individual’s annual bonus, the Committee considered the executive’s target bonus, expressed as a percent of base pay, and made its final determination of the appropriate award at, above or below the target, considering all of these factors, and in consultation with its independent compensation consultant.  While the review is comprehensive, it is not solely formulaic.

In each case, for all of the named officers, and furthermore, all other Executive Officers not subject to this disclosure, there were multiple levels of review of the proposed award.  For the CEO, the Compensation Committee and the independent compensation consultant reviewed the proposed compensation.  For the other named officers and other Executive Officers not subject to this disclosure, the CEO, Compensation Committee and the Committee’s independent compensation consultant reviewed the proposals.

Mr. White — Chief Executive Officer

Mr. White received a base salary increase of 2.0 percent.  He was awarded a bonus of $X,XXX,XXX, which was XXXXX his target bonus of 150 percent of base pay, reflecting XXXXX relative to his annual goals.  He received long-term incentives, including a 295,000 share stock option grant and a 200,000 share performance vesting restricted stock award.  In total, the Committee’s intention was for Mr. White to receive compensation XXXXX his targets, reflecting his role in leading XXXXX performance results for the Company.

Mr. Freyman — Chief Financial Officer

Mr. Freyman received a base salary increase of 3.0 percent.  He was awarded a bonus of $X,XXX,XXX, which was XXXXX his target bonus of 110 percent, of base pay.  He received long-term incentives, including a 87,100 share stock option grant, a 59,400 share performance-vesting restricted stock award and a 32,000 share retention-restricted stock award which vests upon the third anniversary of the award.

Mr. Gonzalez — Pharmaceutical Products

Mr. Gonzalez was President, Abbott Ventures Inc. until June 30, 2010 when he also assumed the role of Executive Vice President, Pharmaceutical Products.  Mr. Gonzalez’s base salary was set at $825,000 upon his appointment to Executive Vice President, Pharmaceutical Products.  He was awarded a bonus of $XXX,XXX, which was XXXXX his target bonus of 105 percent, of base pay.  He received long-term incentives, including a 40,000 share retention-restricted stock grant while serving as President, AVI and, later, a 64,000 share retention-restricted stock grant when he accepted the role of EVP, Pharmaceutical Products.

Ms. Schumacher — General Counsel and Secretary

Ms. Schumacher received a base salary increase of 3.0 percent.  She was awarded a bonus of $X,XXX,XXX, which was XXXXX her target bonus of 110 percent, of base pay.  She received long-term incentives, including a 58,000 share stock option grant, a 39,600 share performance-vesting restricted stock award and a 32,000 share retention-restricted stock award which vests upon the third anniversary of the award.

Mr. Mazzo — Medical Optics

Mr. Mazzo received a base salary increase of 3.0 percent from Abbott in 2010.  For his 2010 performance, he was awarded a bonus of $XXX,XXX, which was XXXXX his target bonus of 100 percent, of base pay.  He received long-term incentives, including a 28,700 share stock option grant, a 19,600 share performance-vesting restricted stock award and a 21,000 share retention-restricted stock award which vests upon the third anniversary of the award.

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